UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

ICL GROUP LTD.

1.	Dividend Distribution – Supplemental Report

Item 1

Dividend Distribution – Supplemental Report

Further to the Company's immediate report dated July 28, 2021 (reference number 2021-02-058732), regarding a dividend distribution out of the Company’s earnings in the amount of about $68 million, the Company hereby reports that the dividend amount per share in US dollars is $0.05260, and the dividend amount per share for shareholders who will receive the payment in Shekels is ILS 0.1695824, based on today’s representative exchange rate as published by the Bank of Israel.

The dividend will be paid only to registered shareholders entitled to receive US$2 or more.

The payment date is September 1, 2021.

From the current dividend payment, Israeli tax will be withheld at the following rates: (1) with respect to about 57% of the dividend, an Israeli resident company will not be charged for withholding tax; an Israeli resident individual will be charged for withholding tax at a rate of 25%; and foreign residents (individuals and companies) will be charged for withholding tax at a rate of 25% or in accordance with the applicable international tax treaties – whichever is lower; (2) with respect to about 43% of the dividend, an Israeli resident company will not be charged for withholding tax; an Israeli resident individual will be charged for withholding tax at a rate of 20%; and foreign residents (individuals and companies) will be charged for withholding tax at a rate of 20% or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess of the withholding tax rates described above, from shareholders holding shares that are traded on NYSE not through an Israeli bank, please visit the Company's webpage, by clicking this link:

https://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2020/11/ICL-Tax-Withholding-Ruling-2020.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: August 17, 2021